Exhibit 13. Section 1350 Certifications

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

                    Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of UBS AG, a Swiss banking corporation (the “Company”), hereby certifies, to such officer’s knowledge, that:

                    The Annual Report on Form 20-F for the year ended December 31, 2003 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. § 78m 78o(d)) and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2004	/s/ Peter A. Wuffli
Peter A. Wuffli
Chief Executive Officer

                    The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

                    Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of UBS AG, a Swiss banking corporation (the “Company”), hereby certifies, to such officer’s knowledge, that:

                    The Annual Report on Form 20-F for the year ended December 31, 2003 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. § 78m 78o(d)) and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2004	/s/ Hugo Schaub
Hugo Schaub
Group Controller (principal financial officer)

                    The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.